SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549




                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995



                                GTE SAVINGS PLAN


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Savings Plan:


     We have audited the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information of the GTE Savings Plan as of December 31, 1995 and 1994, and the related Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Savings Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the Statements of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                              ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 17, 1996



                                             GTE SAVINGS PLAN
                STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                             DECEMBER 31, 1995
                                          (thousands of dollars)


                                              Investments                   Total                     Net
                                           in Master Trust  Receivables    Assets   Notes Payable   Assets

FIDELITY FUNDS:

Equity - Income Fund                          $  180,427    $   441     $  180,868    $    -      $  180,868
Overseas Fund                                     89,521        328         89,849         -          89,849
U.S. Equity Index Collective Trust Fund          120,433        223        120,656         -         120,656
Retirement Government Money Market Portfolio      70,061        303         70,364         -          70,364
Magellan Fund                                    383,218      1,210        384,428         -         384,428
Conservative Strategy Portfolio                  369,893        336        370,229         -         370,229
Conservative Growth Strategy Portfolio           210,984        374        211,358         -         211,358
Moderate Growth Strategy Portfolio               284,488        698        285,186         -         285,186
Long-Term Growth Strategy Portfolio              221,578        706        222,284         -         222,284

OTHER FUNDS:

GTE Stock Portfolio                            1,090,951     19,025      1,109,976         -       1,109,976
Loan Fund                                        110,450        -          110,450         -         110,450
ESOP Shares Fund Allocated (Note 4)              240,375        -          240,375         -         240,375
ESOP Shares Fund Unallocated (Note 4)            781,322        -          781,322     624,324       156,998

    Total                                     $4,153,701    $23,644     $4,177,345    $624,324    $3,553,021






                               The accompanying notes are an integral part of this financial statement.


                                             GTE SAVINGS PLAN
                STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                             DECEMBER 31, 1994
                                          (thousands of dollars)


                                                                                                    Net
                                             Investments                  Total                    Assets
                                           in Master Trust  Receivables   Assets   Notes Payable  (Deficit)

FIDELITY FUNDS:

Equity - Income Fund                         $  130,795     $   405     $  131,200   $    -      $  131,200
Overseas Fund                                   102,150         427        102,577        -         102,577
U.S. Equity Index Collective Trust Fund          80,530         153         80,683        -          80,683
Retirement Government Money Market Portfolio     53,344         326         53,670        -          53,670
Magellan Fund                                   258,188       1,050        259,238        -         259,238
Conservative Strategy Portfolio                 384,726         373        385,099        -         385,099
Conservative Growth Strategy Portfolio          189,242         382        189,624        -         189,624
Moderate Growth Strategy Portfolio              220,344         668        221,012        -         221,012
Long-Term Growth Strategy Portfolio             172,881         683        173,564        -         173,564

OTHER FUNDS:

GTE Stock Portfolio                             814,456      10,723        825,179        -         825,179
Loan Fund                                       117,529         -          117,529        -         117,529
ESOP Shares Fund Allocated (Note 4)             138,199         -          138,199        -         138,199
ESOP Shares Fund Unallocated (Note 4)           586,450         -          586,450    649,378       (62,928)

    Total                                    $3,248,834     $15,190     $3,264,024   $649,378    $2,614,646






                               The accompanying notes are an integral part of this financial statement.

                                             GTE SAVINGS PLAN
           STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                                          (thousands of dollars)
                                                                     Fidelity Funds
                                                                     U.S. Equity    Retirement
                                              Equity-                   Index       Government
                                              Income     Overseas     Collective   Money Market   Magellan
                                               Fund        Fund      Trust Fund     Portfolio       Fund

Interest and Dividends                       $ 10,289     $ 2,062     $    -        $ 3,519     $ 21,964

Net Investment Gain (Note 2)                   31,404       5,414       30,830            -       72,510

Contributions (Note 3):
  Employee                                     11,359      10,126        5,053        9,001       29,328
  Employer                                        -           -            -            -            -

Transfers (To) From Other Plans                   465         287          380          359        1,276

Net Transfers Between Funds                    10,650     (22,491)      12,455       16,705       26,320

Participant Loans:
  Repayments                                    2,621       2,407        1,150        3,386        6,481
  Withdrawals                                  (2,482)     (2,076)      (1,334)      (2,505)      (7,030)

Interest Expense                                  -           -            -            -            -

Withdrawals and Terminations                  (14,638)     (8,457)      (8,561)     (13,771)     (25,659)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR  49,668     (12,728)      39,973       16,694      125,190

NET ASSETS AVAILABLE (DEFICIT) FOR PLAN
  BENEFITS AT BEGINNING OF YEAR               131,200      102,577      80,683       53,670      259,238

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                    $180,868      $89,849    $120,656      $70,364     $384,428

                                   The accompanying notes are an integral part of this financial statement.

                                             GTE SAVINGS PLAN
           STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                                          (thousands of dollars)


                                                                  Fidelity Funds
                                                           Conservative   Moderate    Long-Term
                                             Conservative     Growth       Growth       Growth        GTE
                                               Strategy      Strategy     Strategy     Strategy      Stock
                                              Portfolio     Portfolio    Portfolio     Portfolio   Portfolio

Interest and Dividends                        $    -         $    -        $    -      $    -    $   48,238

Net Investment Gain (Note 2)                    30,503         28,839        50,622      40,394     341,537

Contributions (Note 3):
  Employee                                      10,219         10,646        18,920      18,679      21,397
  Employer                                         -              -             -           -        18,311

Transfers (To) From Other Plans                    209            468           528         534      (1,161)

Net Transfers Between Funds                     (5,590)         1,059        10,840         551     (49,236)

Participant Loans:
  Repayments                                     2,790          2,454         4,186       3,609      22,818
  Withdrawals                                   (3,991)        (2,796)       (4,171)     (3,368)    (21,683)

Interest Expense                                   -              -             -           -           -

Withdrawals and Terminations                   (49,010)       (18,936)      (16,751)    (11,679)    (95,424)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR  (14,870)        21,734        64,174      48,720     284,797

NET ASSETS AVAILABLE (DEFICIT) FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                385,099        189,624       221,012     173,564     825,179

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                     $370,229       $211,358      $285,186    $222,284  $1,109,976



                  The accompanying notes are an integral part of this financial statement.
                                             GTE SAVINGS PLAN
           STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                                          (thousands of dollars)

                                                                ESOP Shares      ESOP Shares
                                                 Loan              Fund              Fund
                                                 Fund            Allocated       Unallocated       Total

Interest and Dividends                         $  7,249          $ 10,304          $ 34,932     $  138,557

Net Investment Gain (Note 2)                       -               70,602           244,258        946,913

Contributions (Note 3):
  Employee                                         -                  -                 -          144,728
  Employer                                         -                  -              42,764         61,075

Transfers (To) From Other Plans                    -                  -                 -            3,345

Net Transfers Between Funds                        -               38,105           (39,368)           -

Participant Loans:
  Repayments                                    (51,902)              -                 -              -
  Withdrawals                                    51,436               -                 -              -

Interest Expense                                   -                  -             (62,660)       (62,660)

Withdrawals and Terminations                    (13,862)          (16,835)              -         (293,583)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR    (7,079)          102,176           219,926        938,375

NET ASSETS AVAILABLE (DEFICIT) FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                 117,529           138,199           (62,928)     2,614,646

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                      $110,450          $240,375          $156,998     $3,553,021

                         The accompanying notes are an integral part of this financial statement.


                                GTE CORPORATION
                                GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan:

Eligibility

     The GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE Corporation's ("GTE") participating affiliates ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

     Eligible employee generally means an employee of GTE or a Participating Affiliate, but does not include any of the following:

           a. an individual in a unit covered by a collective bargaining agreement between GTE or one or more Participating Affiliates and a collective bargaining agent;

           b. an individual paid by the hour unless GTE or a Participating Affiliate has agreed to become a co-sponsor under the Plan for such employees;

           c. a nonresident alien with no United States source income from GTE;

           d. a "leased employee" within the meaning of the Internal Revenue Code Section 414(N);

           e. an individual who is not paid directly by GTE or a Participating Affiliate; and

           f. an individual whose employment contract excludes participation in the Plan.

     To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

    Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures

                                GTE CORPORATION
                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS - (Continued)


of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

    Each participant directs their contributions to be invested in one of the current investment options: five Fidelity funds, four Fidelity strategy portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to investment choices on a daily basis. A description of the investment choices follows:

            a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

            b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.

            c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard
            & Poor's 500 Composite Stock Price Index.

            d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies or instrumentalities.

            e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options, and futures contracts related to securities in the portfolio.

            f. Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

            g. Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

            h. Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

                                GTE CORPORATION
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

            i. Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

            j. GTE Stock Portfolio - invests principally in GTE common stock but may also invest a portion in short-term money market instruments.

      The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any investment options, and may add other funds as a current investment option.

Participant Loans

      A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

      Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from sixty-six months to twenty years.

Master Trust

      The Plan participates in the GTE Master Savings Trust (the "Master Trust") along with other plans which own a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1995 and 1994 the Plan owned approximately 79% and 80%, respectively, of the assets in the trust. Interest and dividends along with net investment gain or loss on the sale of securities are allocated to the Plan on a daily basis based upon the Plans' participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 6).

Trustee

      Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan (the "ESOP") notes payable (see Note 4). Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the Plan Administrator.
                                GTE CORPORATION
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Plan Modification

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

(2)   Accounting Policies:

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates.

      Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments since the beginning of the Plan year or the time of purchase if acquired during the Plan year. During 1995 the GTE Stock Portfolio had an unrealized gain of $308.6 million and a realized gain of $32.9 million. For the same period the combined ESOP shares fund had an unrealized gain of $315.4 million and a realized loss of $.5 million.

(3)   Contributions:

      The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock equivalent in value to 75% of the initial 6% of the employees' contributions not withdrawn during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contributions for the 1995 Plan year was limited to $9,240. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1995 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $150,000.

      GTE matching contributions are made in GTE shares and in general, participants cannot redirect these shares into other investment choices. For the 1995 Plan year total company matching contributions of 1,534,641 shares of GTE common stock were made with a market value at date of contribution of $73.6 million. These contributions included an allocation

                                GTE CORPORATION
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


of ESOP shares of 1,154,491 with a market value of $55.4 million and accrued contributions of GTE common stock of 380,150 shares with a market value of $18.2 million. Employer contributions receivable in the GTE Stock Portfolio were $18.2 million and $9.9 million at December 31, 1995 and 1994, respectively.

(4)   Employee Stock Ownership Plan:

      An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989 the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet a portion of the estimated employer contributions to the Plan through 2004. GTE and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the GTE common stock held by the ESOP, are sufficient to repay the principal and interest on the loans which have 10 and 15-year terms. As the ESOP makes loan payments, a percentage of the GTE common stock held by the ESOP will be allocated to the participants' accounts in the form of company matching contributions.

      Debt service payments for 1995 totaled $88 million. This requirement was funded from $45 million of dividends accumulated on the GTE stock held by the ESOP and by $43 million of cash contributions. At December 31, 1995,
16.4 million shares of GTE common stock in the ESOP Shares Fund were held as collateral for the ESOP loans.

      The borrowings of the ESOP are as follows:

                   Interest     Maturity
                     Rates        Date             1995         1994

                                                    (in thousands)

    Series A        9.48%       1997-1999        $115,824      $140,878
    Series B        9.73%       1999-2005         508,500       508,500
                                                 $624,324      $649,378

      Maturities of the outstanding loans are as follows:

                                Maturity
                                  Date                  Amount

                                                    (in thousands)

                                  1996                 $    -
                                  1997                   31,306
                                  1998                   38,324
                                  1999                   46,194
                                  2000                   55,231
                               Thereafter               453,269
                                 Total                 $624,324

                                GTE CORPORATION
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

The Plan has pledged the unallocated shares in the ESOP Shares Fund as collateral for the ESOP borrowings. GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.


(5)   Tax Status:

      The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from income tax. Management amended the Plan in 1995 to comply with the final rulings under the Tax Reform Act of 1986, as amended, and has filed for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k) and 501 of the Code will be received in due course.

(6)   GTE Master Savings Trust:

      The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

      In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative strategy pool consisting of 57 investment contracts held with 20 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) and Confederation Life Insurance and Annuity Company (Confederation) discussed below were rated A- or better by Standard & Poor's as of December 31, 1995 and 1994. The contracts are included in the financial statements at contract value, which approximates fair value, as reported by the insurance companies.

      Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the credit worthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

      The investment contracts had average yields of 6.9% at December 31, 1995. The crediting interest rate for the investment contracts, excluding Mutual Benefit and Confederation, had a range from 5.28% to 8.90% at December 31, 1995. The investment contracts, excluding Mutual Benefit and Confederation, bear interest rates ranging from 5.28% to 8.75% and have scheduled maturities from January 1, 1996 to May 25, 2001.
                                GTE CORPORATION
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


      At December 31, 1995, the income pool had an investment contract with Mutual Benefit which represented approximately 4% of the conservative strategy pool's investments and approximately 1% of the Master Trust investments. At December 31, 1995, this investment is carried at contract value of $36.5 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1995, the contract was credited with interest at 3.55%. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is currently a reserve of $900,000 pending final resolution of the rehabilitation.

      At December 31, 1995, the income pool had three investment contracts with Confederation, which represented approximately 2% of the conservative strategy pool's investments and is less than 1% of the Master Trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions. At December 31, 1995, the workout of the appropriation of assets had not been completed.
The investments are carried at contract value of $14.9 million in the Master Trust.

      The following schedules reflect Master Trust net investments by fund as of December 31, 1995 and 1994 and net investment income for the year ended December 31, 1995.


                                GTE CORPORATION
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


                                                       December 31,
Investments in Master Trust:                      1995             1994
                                                  (thousands of dollars)
Fidelity funds:
Equity - Income Fund                          $  212,302       $  152,380
Overseas Fund                                    104,147          117,757
U.S. Equity Index Collective Trust Fund          164,358          112,306
Retirement Government Money Market Portfolio     107,307           78,287
Magellan Fund                                    464,931          307,397
Broad Market Duration Collective Trust             1,034              779
Conservative Strategy Portfolio                  494,246          515,488
Conservative Growth Strategy Portfolio           250,779          221,646
Moderate Growth Strategy Portfolio               335,534          257,401
Long-Term Growth Strategy Portfolio              265,100          204,259

Other funds:
GTE Stock Portfolio                            1,655,820        1,196,697
ESOP Shares Fund Allocated                       240,375          138,199
ESOP Shares Fund Unallocated                     781,322          586,450
Loan Fund                                        169,028          176,034
Income Portfolio                                   8,605            8,351

    Total                                     $5,254,888       $4,073,431


                                             Year Ended December 31, 1995
                                             Dividends      Net Investment
                                             & Interest           Gain
Investment Income in Master Trust:               (thousands of dollars)

Fidelity funds:
Equity - Income Fund                            $12,068         $ 36,722
Overseas Fund                                     2,398            6,300
U.S. Equity Index Collective Trust Fund             -             42,519
Retirement Government Money Market Portfolio      5,262              -
Magellan Fund                                    26,621           86,549
Broad Market Duration Collective Trust              -                145
Conservative Strategy Portfolio                     -             40,747
Conservative Growth Strategy Portfolio              -             34,052
Moderate Growth Strategy Portfolio                  -             59,439
Long-Term Growth Strategy Portfolio                 -             48,061

Other funds:
GTE Stock Portfolio                              72,189          513,120
ESOP Shares Fund Allocated                       10,304           70,602
ESOP Shares Fund Unallocated                     34,932          244,258
Loan Fund                                        10,885              -
Income Portfolio                                    -                593

    Total                                      $174,659       $1,183,107

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        GTE SAVINGS PLAN
                                         (Name of Plan)



Date     June 26, 1996                  By       Lawrence R. Whitman
                                                (Lawrence R. Whitman)
                                           Vice President and Controller








                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statement on Form S-8
(File No. 33-20178).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut,
June 26, 1996